NORTHBROOK LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                          3100 Sanders Road , Suite J5B
                         Northbrook, Illinois 60062-7154



CHARLES M. SMITH, JR.                         Writer's Direct Dial 847 402-1790
Assistant Counsel                                       Facsimile: 847 402-3781

                                November 2, 2000

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Northbrook Variable Annuity Account II ("Registrant") Post-Effective Amendment No. 29 to Form N-4 Registration
                       Statement Under the Securities Act
                  Amendment No. 36 Under the Investment Company Act
                  File Nos. 33-35412 and  811-06116; CIK No.  0000864922

Commissioners:

         On behalf of the above-named Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I hereby request withdrawal of Post-Effective Amendment No. 29 ("Amendment") to the above-referenced Form N-4 registration statement ("Registration Statement") as filed with the Securities and Exchange Commission on September 28, 2000.

         As set forth in my September 28, 2000 cover letter for the Amendment, Registrant is withdrawing this Amendment to permit an additional fund to be added to the Morgan Stanley Dean Witter Variable Annuity 3 effective November 6, 2000. Registrant intends to re-file this Amendment on November 7, 2000.

         For the foregoing reasons, I submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission staff is greatly appreciated in this matter. Please direct any questions or comments to me at the number above.


                                            Very truly yours,


                                            /s/ Charles M. Smith, Jr.
                                            -------------------------
                                            Charles M. Smith, Jr., Esq.
                                            Assistant Counsel


cc:      Ann Vlcek, Esq.
           Securities and Exchange Commission
         Chip Lunde, Esq.
           Freedman,  Levy, Kroll & Simonds